HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

02055665

Simon Luk
(New York, Washington, D.C.)
Chairman, Asian Practice Group
Resident Partner
sluk@hewm.com
Private: sluk@hkstar.com
Tel: (852) 2526 6381
Fax: (852) 2810 6242

October 16, 2002

SEC FILE NO. 82-3950

The Office of International Corporate Finance
Securities and Exchange Commission
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Re: Legend Group Limited
(Formerly known as Legend Holdings Limited)
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act

Ladies and Gentlemen:

On behalf of Legend Group Limited (the "Company"), SEC File No. 82-3950, the enclosed documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the 2002/03 First Quarter Results, dated August 7, 2002, published (in English language) in the South China Morning Post and published (in Chinese language) in the Hong Kong Economic Journal and Wen Wei Po, all on August 8, 2002.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

dlw 11/4

h:\dlai\adr\19092\0002\36SEC.doc

Heller Ehrman White & McAuliffe LLP Rm 6308-6309, 63/F, The Center, 99 Queen's Road Central, Hong Kong www.hewm.com

Hong Kong Singapore New York Washington, D.C. San Francisco Silicon Valley Los Angeles San Diego Seattle Portland Anchorage
Affiliated Carnelutti Offices: Milan Rome Paris Padua Naples

HellerEhrman
AMERICAN ATTORNEYS
美國海陸國際律師事務所

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Legend Group Limited

h:\dlai\adr\19092\0002\36SEC.doc

联想 LEGEND

聯想集團有限公司
LEGEND GROUP LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)

2002/03 FIRST QUARTER RESULTS ANNOUNCEMENT

QUARTERLY RESULTS

The Directors of Legend Group Limited (the "Company") are pleased to announce that the unaudited results of the Company and its subsidiaries (the "Group") for the three months ended 30 June 2002, together with the comparative figures for the corresponding period of last year, are as follows:

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Note	3 months ended 30 June 2002 (unaudited) HK$'000	3 months ended 30 June 2001 (unaudited) HK$'000	3 months ended 30 June 2001 Proforma *(Note 1(b))* (unaudited) HK$'000
Turnover	3	4,796,352	6,094,146	4,508,276
Earnings before interest, taxation, depreciation and amortisation expenses		300,437	297,936	261,578
Depreciation expenses		(32,015)	(37,647)	(32,579)
Amortisation of intangible assets		(1,838)	–	–
Gains on disposal of investment securities		6,401	–	–
Interest income		13,591	22,575	21,879
Profit from operations	4	286,576	282,864	250,878
Finance costs		–	(10,942)	(833)
		286,576	271,922	250,045
Share of losses of jointly controlled entities		(18,251)	–	–
Share of profits/(losses) of associated companies		7,207	(3,166)	(3,166)
Profit before taxation		275,532	268,756	246,879
Taxation	5	(10,919)	(11,422)	(11,422)
Profit after taxation		264,613	257,334	235,457
Minority interests		3,303	(6,444)	(3,010)
Profit attributable to shareholders		267,916	250,890	232,447
Earnings per share – basic	7	3.57 cents	3.32 cents	3.07 cents
Earnings per share – fully diluted	7	3.56 cents	3.30 cents	3.06 cents

CONSOLIDATED BALANCE SHEET

	As at 30 June 2002 (unaudited) HK$'000	As at 31 March 2002 (audited) HK$'000
Non-current assets		
Intangible assets	65,998	–
Tangible fixed assets	848,487	847,316
Construction-in-progress	56,158	43,866
Investments in jointly controlled entities	192,181	210,432
Investments in associated companies	167,656	204,806
Investment securities	32,350	30,762
	1,362,830	1,337,182
Current assets		
Inventories	1,108,444	855,519
Amounts due from jointly controlled entities	106,965	194,132
Accounts receivable	1,187,065	678,344
Deposits, prepayments and other receivables	221,984	185,391
Cash and bank balances	2,746,711	2,441,169
	5,371,169	4,354,555
Current liabilities		
Accounts payable	1,886,407	1,336,731
Accruals and other payables	840,613	663,361
Tax payable	10,887	2,231
	2,737,907	2,002,323
Net current assets	2,633,262	2,352,232
Total assets less current liabilities	3,996,092	3,689,414
Financed by:		
Share capital	187,667	187,701
Reserves	4,763,249	4,779,553
Accumulated losses		
2001/02 final dividend	271,051	271,051
Others	(1,294,120)	(1,556,271)

2. **Principal accounting policies**

The accounting policies and methods of calculation used in the preparation of these unaudited quarterly financials are consistent with those used in the annual accounts for the year ended 31 March 2002 except that the Group has changed certain of its accounting policies following its adoption of the following Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants which are effective for accounting periods commencing on or after 1 January 2002:

SSAP 1 (revised):	Presentation of financial statements
SSAP 11 (revised):	Foreign currency translation
SSAP 15 (revised):	Cash flow statements
SSAP 25 (revised):	Interim financial reporting
SSAP 33:	Discontinuing operations
SSAP 34:	Employee benefits

3. **Turnover, revenue and segment information**

3A. Primary reporting format – geographical segments

(i) For the three months ended 30 June 2002:

	People's Republic of China ("PRC") (unaudited) *HK$'000*	Asia Pacific (excluding PRC) (unaudited) *HK$'000*	North America (unaudited) *HK$'000*	Europe (unaudited) *HK$'000*	Group Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	4,698,101	1,457	3,744	93,050	4,796,352
Segment operating results	259,335	(456)	343	9,200	268,422
Gains on disposal of investment securities	6,401	-	-	-	6,401
Amortisation of intangible assets	(1,838)	-	-	-	(1,838)
Finance income					13,591
Finance costs					-
Contribution to operating profit					286,576
Share of losses of jointly controlled entities	(18,251)	-	-	-	(18,251)
Share of profits of associated companies	7,207	-	-	-	7,207
Profit before taxation					275,532
Taxation					(10,919)
Profit after taxation					264,613
Minority interests					3,303
Profit attributable to shareholders					267,916

(ii) For the three months ended 30 June 2001:

	PRC (unaudited) *HK$'000*	Asia Pacific (excluding PRC) (unaudited) *HK$'000*	North America (unaudited) *HK$'000*	Europe (unaudited) *HK$'000*	Group Total (unaudited) *HK$'000*
Profit and loss account					
Turnover	5,802,016	98,000	33,368	160,762	6,094,146
Segment operating results	239,678	4,796	7,551	8,264	260,289
Finance income					22,575
Finance costs					(10,942)
Contribution to operating profit					271,922
Share of losses of associated companies	(3,166)	-	-	-	(3,166)
Profit before taxation					268,756
Taxation					(11,422)
Profit after taxation					257,334
Minority interests					(6,444)
Profit attributable to shareholders					250,890

3B. Secondary reporting format – business segments

(i) For the three months ended 30 June 2002:

	Turnover (unaudited) *HK$'000*	Contribution to operating profit (unaudited) *HK$'000*
Corporate IT business	2,495,236	163,876
Consumer IT business	1,832,654	114,471
Handheld device business	261,092	4,173
IT service business	36,995	(10,692)
Contract manufacturing business	170,375	10,185
Gains on disposal of investment securities	-	6,401
Amortisation of intangible assets	-	(1,838)

Ageing analysis of accounts payable as at 30 June 2002 is as follows:

	As at 30 June 2002 (unaudited) *HK$'000*	As at 31 March 2002 (audited) *HK$'000*
0–30 days	1,671,203	1,101,100
31–60 days	165,629	177,413
61–90 days	33,995	27,433
Over 90 days	15,580	30,785
	1,886,407	1,336,731

9. **Condensed balance sheet of the Company**

	As at 30 June 2002 (unaudited) *HK$'000*	As at 31 March 2002 (audited) *HK$'000*
Tangible fixed assets	2,556	3,169
Investments	2,327,875	2,327,875
Loan to a related company	–	50,034
Current assets	3,597,825	3,609,887
Current liabilities	127,006	205,665
Net current assets	3,470,819	3,404,222
Total assets less current liabilities	5,801,250	5,785,300
Capital	187,667	187,701
Reserves	4,735,911	4,733,990
Retained profits	877,368	863,305
Long-term liabilities	304	304
	5,801,250	5,785,300

FINANCIAL REVIEW

In the first quarter of the financial year 2002/03, the Group recorded a turnover of approximately HK$4.80 billion, representing an increase of 6.4% as compared to the proforma turnover of HK$4.51 billion for the same period last year. Profit attributable to shareholders was approximately HK$268 million, representing a growth of 15.3% over the proforma profit of HK$232 million for the corresponding period last year. Gross profit margin rose slightly from last year's 15.47% (proforma figure) to this year's 15.49% while net profit margin also increased from last year's 5.16% (proforma figure) to this year's 5.59%.

The Group has no jointly controlled entities in the same period of last year.

Total operating expenses before amortisation of intangible assets for this period is HK$474 million, comparing to HK$468 million (proforma) for the same period of last year, both represent 10% of the turnover approximately. The total expenses do not have any material fluctuation compared to last year.

During the period, HK$185 million was incurred for major investments and HK$19 million was incurred for addition of fixed assets.

The Group consistently maintained a very liquid position during the period and there was no material change of available credit facilities when compared to the year ended 31 March 2002.

The Group consistently adopted a hedge policy for trade transactions to minimise the risk of fluctuation of exchange rates. As at 30 June 2002, the Group had total outstanding forward foreign exchange contracts and currency swaps amounting to HK$35 million.

The Group has no other material contingent liabilities as at 30 June 2002.

BUSINESS REVIEW

During the April to June quarter, China's PC market has been developing steadily and the competitive environment has eased a little when compared with the same quarter last year. During this period, Legend's PC unit shipment increased 10%, outstripping the growth rate of the market. Despite the unfavourable market conditions, the Group still obtained satisfactory results, with further improvement in gross and net profit margins. This clearly demonstrates the success of the Group's strategy in maintaining healthy operation and profit growth through leveraging its leading market position. The growth of gross margin was attributed to our dedication to investment in R&D and value-added services. Besides, the Group's management capabilities have been continually improved which led to the enhancement of operational efficiency and

	2,737,907	2,002,323
Net current assets	2,633,262	2,352,232
Total assets less current liabilities	3,996,092	3,689,414
Financed by:		
Share capital	187,667	187,701
Reserves	4,763,249	4,779,553
Accumulated losses		
2001/02 final dividend	271,051	271,051
Others	(1,294,120)	(1,556,271)
Shareholders' funds	3,927,847	3,682,034
Minority interests	67,915	7,050
Long-term liabilities	330	330
	3,996,092	3,689,414

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	3 months ended 30 June 2002 (unaudited) *HK$'000*	3 months ended 30 June 2001 (unaudited) *HK$'000*
Net cash inflow/(outflow) from operating activities	315,579	(167,269)
Net cash outflow from investing activities	(10,442)	(380,824)
Net cash inflow from financing activities	1,887	240,180
Increase/(decrease) in cash and cash equivalents	307,024	(307,913)
Effect of foreign exchange rate changes	(1,482)	4,507
Cash and cash equivalents at the beginning of the period	2,441,169	2,633,651
Cash and cash equivalents at the end of the period	2,746,711	2,330,245

STATEMENT OF CHANGES IN EQUITY

	Share capital (unaudited) *HK$'000*	Share premium (unaudited) *HK$'000*	Surplus arising on consolidation (unaudited) *HK$'000*	Exchange reserve (unaudited) *HK$'000*	Investment revaluation reserve (unaudited) *HK$'000*	Share redemption reserve (unaudited) *HK$'000*	Accumulated losses (unaudited) *HK$'000*	Total (unaudited) *HK$'000*
Balance as at 1 April 2002	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
Deficit in fair market value of investment securities	-	-	-	-	(10,344)	-	-	(10,344)
Currency translation difference	-	-	-	(1,481)	-	-	-	(1,481)
Net gains and losses not recognised in the profit and loss account	-	-	-	(1,481)	(10,344)	-	-	(11,825)
Profit for the period	-	-	-	-	-	-	267,916	267,916
Reserves realised upon disposal of investment securities	-	-	-	-	(6,400)	-	-	(6,400)
Exercise of share options	16	1,871	-	-	-	-	-	1,887
Repurchase of shares	(50)	-	-	-	-	50	(5,765)	(5,765)
As at 30 June 2002	187,667	4,734,055	27,893	2,674	(3,229)	1,856	(1,023,069)	3,927,847
Balance as at 1 April 2001 as previously reported	187,849	4,589,893	-	336	-	-	30,866	4,808,944
Effect of adopting SSAP 9 (revised)	-	-	-	-	-	-	989,730	989,730
Effect of adopting SSAP 29	-	-	-	-	-	-	(1,887,850)	(1,887,850)
Effect of adopting SSAP 31	-	-	165,921	-	-	-	(199,617)	(33,696)
Divestment of interest in an associated company	-	-	5,794	-	-	-	-	5,794
As at 1 April 2001 as restated	187,849	4,589,893	171,715	336	-	-	(1,066,871)	3,882,922
Reversal of transfer (from)/to other reserves	-	-	(166,719)	-	63,091	-	103,628	-
Deficit in fair market value of investment securities	-	-	-	-	(38,562)	-	-	(38,562)
Currency translation difference	-	-	-	4,882	-	-	-	4,882
Net gains and losses not recognised in the profit and loss account	-	-	(166,719)	4,882	24,529	-	103,628	(33,680)
Profit for the period	-	-	-	-	-	-	250,890	250,890
Exercise of share options	1,453	118,839	-	-	-	-	-	120,292
Dividend paid	-	-	-	-	-	-	(808,538)	(808,538)
As at 30 June 2001	189,302	4,708,732	4,996	5,218	24,529	-	(1,520,891)	3,411,886

Notes:

1. **Basis of preparation**

   (a) The Directors are responsible for the preparation of the Group's unaudited quarterly financials. These unaudited quarterly financials have been prepared in accordance with Statement of Standard Accounting Practice No. 25 "Interim Financial Reporting" issued by the Hong Kong Society of Accountants. At the request of the Directors, the unaudited financials for the three months ended 30 June 2002, as far as the consistency of the adoption of the accounting policies and method of calculation with those used in the annual accounts for the year ended 31 March 2002 are concerned, have been reviewed by the Company's auditors.

   (b) As the spin-off of Digital China Holdings Limited and its subsidiaries (collectively known as "DCHL") from the Group ("the Spin-off") was substantial to the operating results of the Group, the Directors have prepared unaudited proforma consolidated results of the Group for the corresponding period as if the Spin-off had been completed as at 31 March 2000.

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	2,495,236	163,876
Consumer IT business	1,832,654	114,471
Handheld device business	261,092	4,173
IT service business	36,995	(10,692)
Contract manufacturing business	170,375	10,185
Gains on disposal of investment securities	-	6,401
Amortisation of intangible assets	-	(1,838)
	4,796,352	286,576

(ii) For the three months ended 30 June 2001:

	Turnover (unaudited) HK$'000	Contribution to operating profit (unaudited) HK$'000
Corporate IT business	2,299,940	129,506
Consumer IT business	1,752,389	100,565
Handheld device business	61,049	(1,233)
Contract manufacturing business	377,609	36,463
Others	1,603,159	6,621
	6,094,146	271,922

4. **Profit from operations**

	3 months ended 30 June 2002 (unaudited) HK$'000	3 months ended 30 June 2001 (unaudited) HK$'000
(a) Turnover	4,796,352	6,094,146
Cost of sales	(4,053,585)	(5,254,260)
Gross profit	742,767	839,886
Other revenue	13,591	22,575
Gains on disposal of investment securities	6,401	-
Distribution expenses	(282,726)	(381,902)
Administrative expenses	(92,447)	(123,668)
Other operating expenses	(99,172)	(74,027)
Amortisation of intangible assets	(1,838)	-
Total operating expenses *(see (b))*	(476,183)	(579,597)
Profit from operations	286,576	282,864
(b) Analysis of operating expenses by nature:		
Selling expenses	(83,770)	(110,460)
Promotional and advertising expenses	(116,990)	(132,434)
Staff costs	(165,931)	(187,042)
Other expenses	(107,654)	(149,661)
Amortisation of intangible assets	(1,838)	-
Total operating expenses	(476,183)	(579,597)

5. **Taxation**

(a) Hong Kong profits tax has been provided for at the rate of 16% (2001: 16%) on the estimated assessable profit for the period.

(b) The amount of taxation charged to the consolidated profit and loss account represents:

	3 months ended 30 June 2002 (unaudited) HK$'000	3 months ended 30 June 2001 (unaudited) HK$'000
Hong Kong profits tax	-	1,484
Overseas taxation	10,277	9,648
	10,277	11,132
Share of taxation attributable to associated companies	642	290
	10,919	11,422

6. **Dividend**

The Directors do not recommend the payment of any dividend for the period under review (2001/02: Nil). The special dividend of approximately HK$809 million in respect of the Spin-off of DCHL, which were previously accrued in the accounts for the year ended 31 March 2001, was charged in accordance with the SSAP 9 (revised) in the three months ended 30 June 2001 in which they were proposed and approved.

7. **Earnings per share**

The calculation of basic and diluted earnings per share is based on the following data:

	3 months ended 30 June 2002 (unaudited)	3 months ended 30 June 2001 (unaudited)
Earnings for the purposes of basic and diluted earnings per share (HK$)	267,916,000	250,890,000
Weighted average number of shares for the purposes of basic earnings per share	7,508,347,888	7,559,457,251
Effect of potential dilutive shares	12,336,310	41,932,798
Weighted average number of shares for the purposes of diluted earnings per share	7,520,684,198	7,601,390,049

8. **Ageing analysis**

Ageing analysis of accounts receivable as at 30 June 2002 is as follows:

	As at 30 June 2002 (unaudited) HK$'000	As at 31 March 2002 (audited) HK$'000
0 -30 days	1,113,950	611,064
31-60 days	54,790	58,914
61-90 days	16,703	5,715
Over 90 days	1,622	2,651
	1,187,065	678,344

BUSINESS REVIEW

During the April to June quarter, China's PC market has been developing steadily and the competitive environment has eased a little when compared with the same quarter last year. During this period, Legend's PC unit shipment increased 10%, outstripping the growth rate of the market. Despite the unfavourable market conditions, the Group still obtained satisfactory results, with further improvement in gross and net profit margins. This clearly demonstrates the success of the Group's strategy in maintaining healthy operation and profit growth through leveraging its leading market position. The growth of gross margin was attributed to our dedication to investment in R&D and value-added services. Besides, the Group's management capabilities have been continually improved which led to the enhancement of operational efficiency and effective cost control, and hence net margin has kept growing.

The Group achieved outstanding results in the sale of servers, pocket PCs and PDA products. The unit shipment of server surged 68%, while the unit shipment of pocket PC and PDA products grew 48%. In terms of new businesses, the one for mobile handset has been kicked off smoothly with sales better than expected. In the service arena, one-stop service is now available nationwide, which realises Legend's promise of "One-point contact, All-rounded services" for its customers. Besides, Legend's Sunshine Service was ranked first in five categories in "Best Service Recommendation to China's IT Customers in 2002", a survey conducted by CCID.

During the period under review, China's commercial PC market developed rapidly with "School Link" project, e-government project and the SME market as the engines of growth. The Group boosted sales during the quarter through its "Qitian" education PC series and the launch of related application solutions. Its server and network security product business also recorded spectacular results. The server business model has transformed from a product-centric to a solution-centric one, which raised the application solutions and technological support capabilities to spur sales. Besides, the sale of network security products also attained speedy growth as the Group continues to tailor network security solutions and products for the special requirements of corporate clients who demand total information security.

In terms of consumer IT business, the Group has been actively promoting the digital home concept and its applications, which has strongly driven the sales of digital products. During the period, a number of digital products, including digital cameras, digital printers and MP3 players were rolled out in line with the Group's Home Cyberport PCs, "Supremia" and "Premia", further encouraging PC applications. With their outstanding sales performance, these new products proved to be highly popular in the market.

As for handheld device business, the unit shipment of pocket PCs and PDA products achieved significant growth of 48%. Legend was the first company in China to initiate the debut of a multimedia pocket PC, "Tianji XP100", which runs on Pocket PC 2002 operating system. The Group also cooperated with China Merchants Bank to jointly promote "palm banking" services. Besides, the mobile handset business has been actively expanded during the quarter. A joint venture was formed in April followed by the launch of six new products at the end of June, which recorded satisfactory sales performance.

For IT service business, the fundamental structure and strategies have been formed and the Group will further develop this business through acquisition.

The Group will continue to propel the strategy of launching customer-oriented products and services. For terminal devices, we will expand from PCs to a wider range of terminal devices such as pocket PCs, mobile handsets and digital products. In terms of back-office products, we will expand from servers to high-end back-office products which include high-end servers as well as storage and network security products. In the service arena, the former pre-sales and after-sales services will be transformed into a service business.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the three months ended 30 June 2002, the Company repurchased its own shares on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") as follows:

Month/Year	Number of shares repurchased	Highest price per share *HK$*	Lowest price per share *HK$*	Aggregate consideration (including expenses) *HK$'000*
June 2002	2,000,000	2.875	–	5,765

The shares repurchased during the period were subsequently cancelled in July 2002 and accordingly, the issued share capital of the Company was diminished by the nominal value thereof. The premium payable on repurchase was charged against the retained earnings of the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the period.

CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not for any part of the accounting period under review, in compliance with the Code of Best Practice, as set out in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange, except that Non-Executive Directors of the Company are not appointed for a specific term as they are subject to retirement by rotation in accordance with the Company's Articles of Association.

By Order of the Board
Liu Chuanzhi
Chairman

Hong Kong, 7 August 2002
Website: *www.legendgrp.com*

联想 LEGEND

聯想集團有限公司
LEGEND GROUP LIMITED

（根據公司條例於香港註冊成立）

2002/03年度第一季業績公佈

季度業績

聯想集團有限公司（「本公司」）之董事會，謹此欣然宣佈，本公司及其附屬公司（「本集團」）截至二零零二年六月三十日止的首三個月之未經審核的綜合業績，以及去年同期數字的比較如下：

綜合損益表

	附註	截至二零零二年六月三十日止三個月 (未經審核) 港幣千元	截至二零零一年六月三十日止三個月 (未經審核) 港幣千元	截至二零零一年六月三十日止三個月 備考 (附註1(b)) (未經審核) 港幣千元
營業額	3	4,796,352	6,094,146	4,508,276
除利息、稅項、折舊及攤銷前經營溢利		300,437	297,936	261,578
折舊費用		(32,015)	(37,647)	(32,579)
無形資產攤銷		(1,838)	–	–
出售證券投資收益		6,401	–	–
利息收入		13,591	22,575	21,879
經營溢利	4	286,576	282,864	250,878
財務費用		–	(10,942)	(833)
		286,576	271,922	250,045
應佔共同控制實體虧損		(18,251)	–	–
應佔聯營公司溢利／(虧損)		7,207	(3,166)	(3,166)
除稅前溢利		275,532	268,756	246,879
稅項	5	(10,919)	(11,422)	(11,422)
除稅後溢利		264,613	257,334	235,457
少數股東權益		3,303	(6,444)	(3,010)
股東應佔溢利		267,916	250,890	232,447
每股盈利－基本	7	3.57 仙	3.32 仙	3.07 仙
每股盈利－全面攤薄	7	3.56 仙	3.30 仙	3.06 仙

綜合資產負債表

	於二零零二年六月三十日 (未經審核) 港幣千元	於二零零二年三月三十一日 (經審核) 港幣千元
非流動資產		
無形資產	65,998	–
有形固定資產	848,487	847,316
在建工程	56,158	43,866
於共同控制實體之投資	192,181	210,432
於聯營公司之投資	167,656	204,806
證券投資	32,350	30,762
	1,362,830	1,337,182
流動資產		
存貨	1,108,444	855,519
應收共同控制實體欠款	106,965	194,132
應收賬款	1,187,065	678,344
按金、預付款項及其他應收賬款	221,984	185,391
現金及銀行結餘	2,746,711	2,441,169
	5,371,169	4,354,555

流動負債

附註：

1. **編製基礎**

   (a) 本集團未經審核季度業績乃由董事負責編製。該等未經審核季度業績乃根據香港會計師公會頒佈之會計實務準則第25條「中期財務報告」編製。應董事要求，截至二零零二年六月三十日止三個月未經審核的業績，就會計政策及計算方法而言，與截至二零零二年三月三十一日之年報所採納的保持一致，並已由本公司核數師進行審閱。

   (b) 由於本集團分拆神州數碼控股有限公司及其附屬公司（統稱「神州數碼」）（「分拆」）對本集團之經營業績具有重大影響，故董事在編製本集團相關期間之未經審核備考綜合業績時乃假設分拆已於二零零零年三月三十一日完成。

2. **主要會計政策**

   本集團在編製未經審核簡明季度業績時，採用與截至二零零二年三月三十一日止年度之賬目一致的主要會計政策及計算方法，惟因應採納下列由香港會計師公會所頒佈並對在二零零二年一月一日或之後會計期間有效之會計實務準則而作出之若干變動除外：

會計實務準則第1號（經修訂）：	財務報表之呈報
會計實務準則第11號（經修訂）：	外幣折算
會計實務準則第15號（經修訂）：	現金流量表
會計實務準則第25號（經修訂）：	中期財務報告
會計實務準則第33號：	不持續業務
會計實務準則第34號：	員工福利

3. **營業額、收益及分類資料**

   3A. *基本列報方式－地域分類*

   (i) 截至二零零二年六月三十日止三個月：

	中國 （未經審核） *港幣千元*	亞太區 （中國除外） （未經審核） *港幣千元*	北美洲 （未經審核） *港幣千元*	歐洲 （未經審核） *港幣千元*	集團 合計 （未經審核） *港幣千元*
損益表					
營業額	4,698,101	1,457	3,744	93,050	4,796,352
分類經營業績	259,335	(456)	343	9,200	268,422
出售證券投資之收益	6,401	–	–	–	6,401
無形資產攤銷	(1,838)	–	–	–	(1,838)
財務收入					13,591
財務費用					–
盈利貢獻					286,576
應佔共同控制實體虧損	(18,251)	–	–	–	(18,251)
應佔聯營公司溢利	7,207	–	–	–	7,207
除稅前溢利					275,532
稅項					(10,919)
除稅後溢利					264,613
少數股東權益					3,303
股東應佔溢利					267,916

   (ii) 截至二零零一年六月三十日止三個月：

	中國 （未經審核） *港幣千元*	亞太區 （中國除外） （未經審核） *港幣千元*	北美洲 （未經審核） *港幣千元*	歐洲 （未經審核） *港幣千元*	集團 合計 （未經審核） *港幣千元*
損益表					
營業額	5,802,016	98,000	33,368	160,762	6,094,146
分類經營業績	239,678	4,796	7,551	8,264	260,289
財務收入					22,575
財務費用					(10,942)
盈利貢獻					271,922
應佔聯營公司虧損	(3,166)	–	–	–	(3,166)
除稅前溢利					268,756
稅項					(11,427)

6. **股息**

本公司董事不建議派付季度股息（二零零一／零二年：無）。

以往於截至二零零一年三月三十一日止年度所預提有關神州數碼分拆的特別股息約港幣8.09億元，已根據會計實務準則第9號（經修訂）在截至二零零一年六月三十日止三個月內建議、批准及入賬。

7. **每股盈利**

每股基本及攤薄後盈利根據下列數據計算：

	截至二零零二年六月三十日止三個月（未經審核）	截至二零零一年六月三十日止三個月（未經審核）
用以計算每股基本及攤薄盈利之溢利（港元）	267,916,000	250,890,000
用以計算每股基本盈利之加權平均股數	7,508,347,888	7,559,457,251
潛在攤薄股份	12,336,310	41,932,798
用以計算每股攤薄盈利之加權平均股數	7,520,684,198	7,601,390,049

8. **賬齡分析**

於二零零二年六月三十日，應收賬款之賬齡分析如下：

	於二零零二年六月三十日（未經審核）港幣千元	於二零零二年三月三十一日（經審核）港幣千元
零至三十日	1,113,950	611,064
三十一至六十日	54,790	58,914
六十一至九十日	16,703	5,715
九十日以上	1,622	2,651
	1,187,065	678,344

於二零零二年六月三十日，應付賬款之賬齡分析如下：

	於二零零二年六月三十日（未經審核）港幣千元	於二零零二年三月三十一日（經審核）港幣千元
零至三十日	1,671,203	1,101,100
三十一至六十日	165,629	177,413
六十一至九十日	33,995	27,433
九十日以上	15,580	30,785
	1,886,407	1,336,731

9. **本公司簡明資產負債表**

	於二零零二年六月三十日（未經審核）港幣千元	於二零零二年三月三十一日（經審核）港幣千元
有形固定資產	2,556	3,169
投資	2,327,875	2,327,875
貸款予一間關連公司	–	50,034
流動資產	3,597,825	3,609,887
流動負債	127,006	205,665
流動資產淨值	3,470,819	3,404,222
總資產減流動負債	5,801,250	5,785,300
股本	187,667	187,701
儲備	4,735,911	4,733,990
保留溢利	877,368	863,305
長期負債	304	304
	5,801,250	5,785,300

財務回顧

於二零零二／零三財年第一季內，集團錄得營業額約為港幣47.96億元，較去年同期備考營業額45.08億元上升6.4%，股東應佔溢利約達港幣2.68億元，較去年備考股東應佔溢利2.32億元上升15.3%。整體毛利率由去年15.47%（備考數）輕微上升至15.49%，純利率則由去年同期的5.16%（備考數）上升至5.59%。

[illegible]	1,108,444	855,519
應收共同控制實體欠款	106,965	194,132
應收賬款	1,187,065	678,344
按金、預付款項及其他應收賬款	221,984	185,391
現金及銀行結餘	2,746,711	2,441,169
	5,371,169	4,354,555
流動負債		
應付賬款	1,886,407	1,336,731
應計費用及其他應付賬款	840,613	663,361
應付稅款	10,887	2,231
	2,737,907	2,002,323
流動資產淨值	2,633,262	2,352,232
總資產減流動負債	3,996,092	3,689,414
資金來源		
股本	187,667	187,701
儲備	4,763,249	4,779,553
累計虧損		
二零零一／零二年度末期股息	271,051	271,051
其他	(1,294,120)	(1,556,271)
股東資金	3,927,847	3,682,034
少數股東權益	67,915	7,050
長期負債	330	330
	3,996,092	3,689,414

簡明綜合現金流量表

	截至二零零二年六月三十日止三個月（未經審核）港幣千元	截至二零零一年六月三十日止三個月（未經審核）港幣千元
經營業務所得／（所耗）現金淨額	315,579	(167,269)
投資活動所耗現金淨額	(10,442)	(380,824)
融資活動所得現金淨額	1,887	240,180
現金及等同現金之增加／（減少）	307,024	(307,913)
匯率變動之影響	(1,482)	4,507
期初現金及等同現金	2,441,169	2,633,651
期終現金及等同現金	2,746,711	2,330,245

權益變動表

	股本（未經審核）港幣千元	股份溢價賬（未經審核）港幣千元	綜合賬目時產生的盈餘（未經審核）港幣千元	匯兌儲備（未經審核）港幣千元	投資重估儲備（未經審核）港幣千元	股份回購儲備（未經審核）港幣千元	累計虧損（未經審核）港幣千元	合計（未經審核）港幣千元
於二零零二年四月一日	187,701	4,732,184	27,893	4,155	13,515	1,806	(1,285,220)	3,682,034
投資證券公平市值虧損	-	-	-	-	(10,344)	-	-	(10,344)
貨幣折算之差額	-	-	-	(1,481)	-	-	-	(1,481)
未於損益賬中確認之損益淨額	-	-	-	(1,481)	(10,344)	-	-	(11,825)
期內溢利	-	-	-	-	-	-	267,916	267,916
出售證券投資之變現儲備	-	-	-	-	(6,400)	-	-	(6,400)
行使認股權	16	1,871	-	-	-	-	-	1,887
購回股份	(50)	-	-	-	-	50	(5,765)	(5,765)
於二零零二年六月三十日	187,667	4,734,055	27,893	2,674	(3,229)	1,856	(1,023,069)	3,927,847
於二零零一年四月一日，如之前所呈列	187,849	4,589,893	-	336	-	-	30,866	4,808,944
採納會計實務準則第9號（經修訂）之影響	-	-	-	-	-	-	989,730	989,730
採納會計實務準則第29號之影響	-	-	-	-	-	-	(1,887,850)	(1,887,850)
採納會計實務準則第31號之影響	-	-	165,921	-	-	-	(199,617)	(33,696)
減少於一家聯營公司的投資	-	-	5,794	-	-	-	-	5,794
於二零零一年四月一日重列	187,849	4,589,893	171,715	336	-	-	(1,066,871)	3,882,922
註冊從其他儲備之（轉入）／轉出	-	-	(166,719)	-	63,091	-	103,628	-
投資證券公平市值虧損	-	-	-	-	(38,562)	-	-	(38,562)
貨幣折算之差額	-	-	-	4,882	-	-	-	4,882
未於損益賬中確認之損益淨額	-	-	(166,719)	4,882	24,529	-	103,628	(33,680)
期內溢利	-	-	-	-	-	-	250,890	250,890
行使認股權	1,453	118,839	-	-	-	-	-	120,292
股息派發	-	-	-	-	-	-	(808,538)	(808,538)
於二零零一年六月三十日	189,302	4,708,732	4,996	5,218	24,529	-	(1,520,891)	3,411,886

分類經營業績	239,678	4,796	7,551	8,264	260,289
財務收入					22,575
財務費用					(10,942)
盈利貢獻					271,922
應佔聯營公司虧損	(3,166)	–	–	–	(3,166)
除稅前溢利					268,756
稅項					(11,422)
除稅後溢利					257,334
少數股東權益					(6,444)
股東應佔溢利					250,890

3B. *輔助列報方式－業務分類*

(i) 截至二零零二年六月三十日止三個月：

	營業額（未經審核）*港幣千元*	盈利貢獻（未經審核）*港幣千元*
企業IT業務	2,495,236	163,876
消費IT業務	1,832,654	114,471
手持設備業務	261,092	4,173
IT服務業務	36,995	(10,692)
合同製造業務	170,375	10,185
出售證券投資之收益	–	6,401
無形資產攤銷	–	(1,838)
	4,796,352	286,576

(ii) 截至二零零一年六月三十日止三個月：

	營業額（未經審核）*港幣千元*	盈利貢獻（未經審核）*港幣千元*
企業IT業務	2,299,940	129,506
消費IT業務	1,752,389	100,565
手持設備業務	61,049	(1,233)
合同製造業務	377,609	36,463
其他	1,603,159	6,621
	6,094,146	271,922

4. 經營溢利

	截至二零零二年六月三十日止三個月（未經審核）*港幣千元*	截至二零零一年六月三十日止三個月（未經審核）*港幣千元*
(a) 營業額	4,796,352	6,094,146
銷售成本	(4,053,585)	(5,254,260)
毛利	742,767	839,886
其他收入	13,591	22,575
出售證券投資之收益	6,401	–
分銷費用	(282,726)	(381,902)
行政費用	(92,447)	(123,668)
其他經營費用	(99,172)	(74,027)
無形資產攤銷	(1,838)	–
經營費用總額（見(b)）	(476,183)	(579,597)
經營溢利	286,576	282,864
(b) 根據費用性質之經營費用分析：		
銷售費用	(83,770)	(110,460)
推廣及廣告費用	(116,990)	(132,434)
人力資源費用	(165,931)	(187,042)
其他費用	(107,654)	(149,661)
無形資產攤銷	(1,838)	–
經營費用總額	(476,183)	(579,597)

5. 稅項

(a) 香港利得稅已按本期估計應課稅溢利並按稅率16%（二零零一年：16%）作撥備。

(b) 於綜合損益賬內扣除之稅項包括：

	截至二零零二年六月三十日止三個月（未經審核）*港幣千元*	截至二零零一年六月三十日止三個月（未經審核）*港幣千元*
香港利得稅	–	1,484
海外稅項	10,277	9,648
	10,277	11,132
應佔聯營公司稅項	642	290
	10,919	11,422

5,801,250	5,785,300

財務回顧

於二零零二／零三財年第一季內，集團錄得營業額約為港幣47.96億元，較去年同期備考營業額45.08億元上升6.4%，股東應佔溢利約達港幣2.68億元，較去年備考股東應佔溢利2.32億元上升15.3%。整體毛利率由去年15.47%（備考數）輕微上升至15.49%，純利率則由去年同期的5.16%（備考數）上升至5.59%。

本集團於去年同期時並沒有共同控制實體。

本期不包括無形資產攤銷的總費用為港幣4.74億元，去年同期則為港幣4.68億元（備考數），兩者皆約佔銷售額的10%。本期的總費用與去年同期相比，沒有顯著的變動。

期內，用在主要投資項目的支出是港幣1.85億元，而用於增加固定資產的支出則是港幣0.19億元。

本集團於期內一直維持着資金非常充裕的狀況，同時亦保持着與二零零二年三月三十一日相若的綜合信用額度。

本集團繼續採用對沖政策，以減低因外幣匯率變化而對一般貿易活動所造成的風險。於二零零二年六月三十日，集團未完成之遠期外匯合約及幣種變換總金額為港幣0.35億元。

截至二零零二年六月三十日止，集團並無重大的或然負債。

業務回顧

於4至6月的季度，中國個人電腦市場穩定發展，競爭環境比較去年同期有所改善。期內，聯想電腦銷量的增長達10%，高於市場增長。在環境不利的情況下，聯想仍然取得良好業績，整體毛利率及純利率均獲得進一步改善，表現了集團利用市場領導力保持健康、保持盈利的策略是正確的。集團堅持研發及增值服務投入使毛利獲得提升；此外集團管理能力不斷提高，使營運效率提升及成本下降，以致淨利率保持增長。

本季度集團在服務器、掌上電腦及PDA產品銷售成績突出，服務器銷量增長68%，掌上電腦及PDA產品銷量上升48%。在新業務方面，手機業務已順利啟航，銷售成績超過預期。在服務方面，一站式服務在全國範圍全面實施，實現了客戶與聯想「一點接觸、全面服務」。此外，聯想的陽光服務榮獲中國電子信息產業發展研究院(CCID)「2002年中國IT用戶服務推介」評選之5項桂冠。

於回顧期內，中國商用電腦市場發展較快，「校校通」工程、電子政務、中小企業帶動市場發展。季內，聯想以「啟天」教育電腦配合應用方案，有利地促進教育行業用戶發展。服務器及網絡安全產品業務亦取得了卓越的成績。服務器業務由過往以產品為中心轉變為以方案為中心的業務模式，同時提升了應用方案及技術支持能力以促進銷售。此外，網絡安全產品的銷量也快速增長，集團按企業客戶對信息安全的需要度身設計不同的網絡安全方案及產品，全面滿足市場需要。

至於消費IT業務方面，集團積極推動數字家庭概念及應用，帶動相關數碼產品銷售。期內，集團推出了多款數碼產品，如數碼相機、數碼打印機和MP3機，以增加家庭數碼港—「天麒」和「天麟」型號電腦的應用。新推出的數碼產品銷售成績良好，深受市場歡迎。

有關手持設備業務，掌上電腦及PDA產品銷售錄得快速增長達48%，聯想為國內首家推出採用了Pocket PC 2002操作系統的多媒體隨身電腦—天璣XP100，並與招商銀行共同推廣「掌上銀行」服務。集團在季內大力拓展移動電話業務，在4月成立合資公司，並於6月底發佈6款新產品，銷售成績理想。

IT服務業務方面，基本組織結構戰略已經形成，並將進一步通過購併發展業務。

集團繼續推進以客戶為導向的產品及服務發展策略。在終端產品方面，將由個人電腦發展至更豐富的掌上電腦、移動電話及其他數碼產品。在後台產品方面，由服務器發展至更高端的後台產品，包括高性能服務器、存儲設備及網絡安全產品。在服務方面，我們將逐步由售前售後服務發展為服務業務。

購買、出售或回購本公司上市證券

截至二零零二年六月三十日止三個月，本公司於香港聯合交易所有限公司（「聯交所」）購回本公司股份如下：

年份／月份	購回之股數	支付之每股最高股價 港元	支付之每股最低股價 港元	支付總額（包括費用） 千港元
二零零二年六月	2,000,000	2.875	—	5,765

期內購回之股份已於七月份註銷。據此，本公司已發行股本已按所註銷之股份面值減少。購回時支付之溢價已於本公司之保留溢利中扣除。

除上述外，本公司或其任何附屬公司並無於期內購買、出售或贖回本公司之上市證券。

最佳應用守則

本公司之董事並不知悉任何資料足以合理顯示本公司現在或於期內，未有遵守聯交所證券上市規則附錄十四所載之最佳應用守則之規定，惟非執行董事均無固定任期，彼等須按本公司章程細則輪值告退。

承董事會命
柳傳志
主席

香港，二零零二年八月七日
網址：www.legendgrp.com

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